                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 10)(1)


                                OHM CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                          Common Stock, par value $.10
                   -----------------------------------------
                        (Title of Class of Securities)




                                 670839  10  9
                                 -------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent therto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G


CUSIP No. 670839  10  9                                    Page 2 of 5 Pages
          ---------------                                  -----------------

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                 James L. Kirk
                                  ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                               USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,123,153
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,123,153
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,123,153
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        7.28%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                        IN
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13G


                                                            Page 3 of 5 pages
                                                            -----------------


ITEM 1(a).        NAME OF ISSUER:

                  OHM Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  16406 US Route 224 East
                  Findlay, OH 45840

ITEM 2(a).        NAME OF PERSON FILING:

                  James L. Kirk

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  16406 US Route 224 East
                  Findlay, OH 45840

ITEM 2(c).        CITIZENSHIP:

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.10 Par Value

ITEM 2(e).        CUSIP NUMBER:

                  670839  10  9


ITEM 3.           STATUS OF PERSON FILING:

                  Not Applicable

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                                                            Page 4 of 5 pages
                                                            -----------------


ITEM 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned:

                           2,123,153 (includes options to purchase 192,000 shares exercisable within 60 days)

                  (b)      Percent of Class:     7.28%

                  (c)   Number of Shares as to which such person has:

                        (i)   sole power to vote or to direct the vote

                              2,123,153 (includes options to purchase 192,000 shares exercisable within 60 days)

                        (ii)  shared power to vote or direct the vote   -0-

                        (iii) sole power to dispose or to direct the
                              disposition of

                              2,123,153 (includes options to purchase 192,000 shares exercisable within 60 days)


                        (iv)  shared power to dispose or to direct the
                              disposition of                            -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

                                                            Page 5 of 5 pages
                                                            -----------------


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable


                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


   /s/ JAMES L. KIRK
-------------------------
       James L. Kirk